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SECU[02021314]MMISSION

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RECEIVED MAR 11 2002 354

SEC FILE NUMBER
8-32136

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. McCormick 617-574-3330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name — *if individual, state last, first, middle name*)

1000 Franklin Village Drive	Franklin	MA	02038
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 28 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MD 3-27

OATH OR AFFIRMATION

I, Jeffrey S. McCormick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Tracey M. Milligan
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 28, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 1 2002
WASH, D.C. 354

To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2001 and 2000, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Pavento, Ratcliff, Renzi & Co., LLC

Franklin, Massachusetts
February 5, 2002

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Table of Contents

PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC
Franklin, Massachusetts
February 5, 2002

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION – DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
ASSETS:		
Cash and cash equivalents	$257,683	$305,188
Short-term investments	51,613	-
Interest receivable	991	-
Prepaid expenses	10,472	12,509
Total assets	$320,759	$317,697

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES:		
State income taxes payable	$ 456	$ 456
Other liabilities	1,209	-
Total liabilities	1,665	456
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value:		
Authorized – 300,000 shares		
Issued and outstanding 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings	1,853	-
Total stockholder's equity	319,094	317,241
Total liabilities and stockholder's equity	$320,759	$317,697

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$332,661	$ 709,978
Trading loss, net	-	(471,500,044)
Interest income	8,885	13,175
Dividend income	-	6,770
Other income	49	-
Total revenues	341,595	(470,770,121)
OPERATING EXPENSES:		
Management fees	275,612	674,479
Filing fees	19,882	18,170
Legal and accounting fees	10,512	5,455
Other expenses	28,701	8,657
Interest expense	5,035	196,173
Total operating expenses	339,742	902,934
Net income (loss)	$ 1,853	($471,673,055)

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, December 31, 1999	$11,950	$1,699,925	$601,058,534	$602,770,409
Net loss	-	-	(471,673,055)	(471,673,055)
Dividend paid	-	(1,394,634)	(129,385,479)	(130,780,113)
Balance, December 31, 2000	11,950	305,291	-	317,241
Net income	-	-	1,853	1,853
Balance, December 31, 2001	$11,950	$ 305,291	$ 1,853	$ 319,094

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,853	($471,673,055)
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized trading gain	-	(1,251,668)
Unrealized trading loss	-	472,751,712
Changes in operating assets and liabilities:		
Accounts receivable	-	17,064
Accrued interest receivable	(991)	2,401
Prepaid expenses	2,037	281
Accounts payable	-	(241,211)
State income taxes payable	-	(26,885)
Due to parent company	1,209	-
Net cash provided by (used in) operations	4,108	(421,361)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of available for sale securities	-	6,944,168
Investment in short-term investments	(51,613)	-
Net cash provided by (used in) investing activities	(51,613)	6,944,168
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend paid	-	(6,784,280)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,505)	(261,473)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	305,188	566,661
CASH AND CASH EQUIVALENTS AT END OF YEAR	$257,683	$ 305,188
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 456	$ 35,184
Interest expense	5,035	196,173
Non-cash investing activities:		
Dividend in kind	-	(123,995,833)

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activity is the sale of direct participation programs and private placement offerings throughout the United States. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The company has placed its temporary cash investments with two highly rated financial institutions. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2001 and 2000, the company's deposits with these institutions exceeded the FDIC insured limit of $100,000 per bank by approximately $209,899 and $165,000, respectively.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(3) INCOME TAXES

The company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4) NET CAPITAL REQUIREMENTS

The company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company had net capital of $307,631 that was $302,631 in excess of its required net capital of $5,000. The company's net capital ratio was .0054 to 1. At December 31, 2000, the company had net capital of $304,732 which was $299,732 in excess of its required net capital of $5,000 and had a net capital ratio of .0015 to 1.

As the company does not carry customer accounts or otherwise execute customer transactions, the company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management the company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2001 and 2000.

(5) RELATED PARTY TRANSACTIONS

The company acts as a broker dealer for its parent company, Saturn Asset Management, Inc., and an affiliated company, Saturn Management LLC. Inter-company transactions between the companies are summarized as follows:

	2001	**2000**
Management fees paid to:		
Saturn Management, LLC	$110,062	$ -
Saturn Asset Management, Inc.	165,550	674,479
Total fees paid to related parties	$275,612	$674,479

(5) RELATED PARTY TRANSATIONS (Continued)

The company is assessed a management fee by Saturn Management, LLC. for allocation of professional time, office space and other general and administrative expenses. Prior to 2001, the management fee was paid to the company's parent and former manager, Saturn Asset Management, Inc. Management fees are reflected on the accompanying statement of income.

A portion of commissions and management fees were paid in the form of Alternative Technology Resources (ATR) common stock. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also the president and chief executive officer of ATR.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 – 1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total stockholder's equity	$319,094	$317,241
Deductions and/or charges:		
A. Non-allowable assets:		
Accrued interest receivable	(991)	-
Prepaid expenses	(10,472)	(12,509)
Net capital	$307,631	$304,732
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 456	$ 456
Other liabilities	1,209	-
Total aggregate indebtedness	$ 1,665	$ 456
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1,000%	$307,465	$304,686
Ratio: Aggregate indebtedness to net capital	.0054 - 1	.0015 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001 and 2000		
Net capital, as reported in company's Part IIa (unaudited) FOCUS report	$308,839	$305,188
Net audit adjustments	1,208	456
Net capital per above	$307,631	$304,732